FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 29, 2007

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____         No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Cellcom Israel Announces 2007 Annual General Meeting

NETANYA, Israel, March 29, 2007 - Cellcom Israel Ltd. (NYSE: CEL) today announced that its 2007 Annual General Meeting of Shareholders (the “Meeting”) will be held on Tuesday, May 8, 2007, at 10:00 a.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is April 9, 2007. Cellcom will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

The agenda of the Meeting is as follows:

(1)	election of Ami Erel, Shay Livnat, Raanan Cohen, Oren Lieder, Avraham Bigger, Rafi Bisker and Shlomo Waxe as directors;
(2)	election of Ronit Baytel and Joseph Barnea as external directors;
(3)
approval of the fees to be paid to external directors who may serve from time to time in the amount of NIS 100,000 (approximately $24,000) per year and NIS 3,000 (approximately $700) per meeting, payable in accordance with the regulations promulgated under the Companies Law, as adjusted for changes in the Israeli CPI;

(4)
approval of D&O liability insurance coverage for the benefit of our directors, as part of a policy which covers liabilities of the Company and its respective directors, officers and certain other employees up to a maximum of $100 million per claim and in the aggregate, and an additional 20% of that sum relating to lawsuits in Israel only, as well as any renewal, extension or substitution of such policy from time to time, provided that such renewal, extension or substitution is for the benefit of the Company and its officers, directors and certain other employees and on terms substantially similar to or more favorable to the Company than those of the then effective insurance policy,  that the coverage will not exceed the amounts described above and that the annual premium will not exceed an amount representing an increase of 10% in any year, as compared to the previous year; the total annual premium amount is currently $1.2 million;

(5)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, until the 2008 annual general meeting of shareholders; and
(6)	consideration of our audited financial statements for the year ended December 31, 2006.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1, 3, and 5 require the approval of a simple majority of the voting power in the Company voted on the matter.
Item 2 requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least one third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding Ordinary Shares.
Items 4 requires the approval of a simple majority of the voting power in the Company voted on the matter, unless the holders of 1% or more of the outstanding voting rights in the Company notify the Company in writing, no later than 10:00 a.m. (New York time) April 12, 2007, that they request a special vote. Such notice must include appropriate evidence of share ownership in the Company. In that case, Item 4 will also require the approval of at least one-third of the voting power held by shareholders who do not have a personal interest in the matter (unless the total voting power of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding voting power in the Company). This mechanism is required by Israeli law because one of our directors is a controlling shareholder of the Company and several others are affiliated with a controlling shareholder.
Item 6 will not involve a vote of the shareholders.

Our Audit Committee and Board of Directors approved the foregoing agenda items on March 29, 2007. In order to comply with Israeli procedural requirements, following the vote on Item 2, the Meeting will recess during which our Audit Committee and Board of Directors will convene to consider and resolve upon Items 3 and 4.

Position Statements

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s office at the above address no later than ten days following the record date. Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Information Regarding Nominees

A brief biography of each nominee for director is included in Item 6.A of the Company’s Annual Report on Form 20-F. Pursuant to the Company’s Articles of Association, Discount Investment Corporation Ltd., which is responsible for complying with the requirement under our cellular license and Articles of Association that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, has designated Nochi Dankner and Issac Manor as its appointees to our Board of Directors. Accordingly, their re-election does not require approval of the shareholders at the Meeting.

Set forth below is a brief biography of each nominee for external director.

Ronit Baytel has served as a senior member of the finance department of Ormat Group since 2005, where she is responsible, inter alia, for internal control over financial reporting. From 1994 to 2005, she served as a member of the auditing department of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, and from 1999, in the position of senior manager. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accounting from Tel Aviv University and an M.B.A from the Hebrew University.

Joseph Barnea is a retired businessman. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the Presidency of the Israeli Industrialists Association and until recently served as the Chairman of its Chemistry and Environment Association, and from 2005 a member of the boards of the Israeli Export Institute and the Israeli Standards Institute. From 2001 to 2004 he served as Chairman and President of the International Oxygen Manufacturers Association (IOMA). He served as Colonel and Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces. Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

About Cellcom

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom provides its 2.884 million subscribers (as at December 2006) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired etc. In April 2006 Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. For additional information please visit the Company's website http://www.cellcom.co.il/Cultures/en-US/InvestorRelations

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	March 29, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel